Exhibit 2.1

PLAN OF LIQUIDATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

ARTICLE I DEFINITIONS AND CONSTRUCTION OF TERMS

For purposes of this Plan, the following terms shall have the meanings specified in this Article I. A term used but not defined herein, which is also used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code. Wherever from the context it appears appropriate, each term stated shall include both the singular and the plural, and pronouns shall include the masculine, feminine and neuter, regardless of how stated. The words “herein,” “hereof,” “hereto,” “hereunder” and other words of similar import refer to the Plan as a whole and not to any particular Section, sub-Section or clause contained in the Plan. The rules of construction contained in Section 102 of the Bankruptcy Code shall apply to the terms of this Plan. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof.

“Administrative Expense Claim” shall mean a Claim that is Allowed under Section 503(b) of the Bankruptcy Code and that is entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including, without limitation,

(a) fees and expenses of Professionals Allowed pursuant to an Order of the Bankruptcy Court, and

(b) all fees and charges assessed against the Estates pursuant to 28 U.S.C. § 1930.

“Allowed” shall mean, with reference to any Claim:

(a) a Claim that has been listed by the Debtor in its Schedules and (i) is not listed as disputed, contingent or unliquidated, and (ii) is not a Claim as to which a proof of claim has been filed;

(b) a Claim as to which a timely proof of claim has been filed by the Bar Date and either (i) no objection thereto, or application to estimate, equitably subordinate or otherwise limit recovery, has been made on or before any applicable deadline, or (ii) if an objection thereto, or application to estimate, equitably subordinate or otherwise limit recovery has been interposed, the extent to which such Claim has been allowed (whether in whole or in part) by a Final Order;

(c) a Claim arising from the recovery of property under Section 550 or 553 of the Bankruptcy Code and allowed in accordance with Section 502(h) of the Bankruptcy Code; or

(d) any Claim expressly allowed under this Plan or pursuant to the Confirmation Order.

“Avoidance Actions” shall mean Causes of Action arising or held by the Estate under Sections 502, 510, 541, 544, 545, 547, 548, 549, 550 or 553 of the Bankruptcy Code, or under related state or federal statutes and common law, including fraudulent transfer laws.

“Bankruptcy Case” shall mean the Debtor’s case pending in the Bankruptcy Court.

“Bankruptcy Code” shall mean Title 11 of the United States Code, as amended from time to time, as applicable to the Bankruptcy Cases.

“Bankruptcy Court” shall mean the United States Bankruptcy Court for the District of Utah in which the Bankruptcy Cases are pending and, to the extent of any reference under 28 U.S.C. § 157, the unit of such District Court specified pursuant to 28 U.S.C. § 151.

“Bankruptcy Rules” shall mean the Federal Rules of Bankruptcy Procedure as promulgated under 28 U.S.C. § 2075, and any local rules of the Bankruptcy Court.

“Bar Date” shall mean: (i) June 29, 2016 with respect to a Claim against the Estate other than a Claim of a Governmental Unit; and (ii) August 22, 2016 with respect to a Claim against the Estate of a Governmental Unit.

“Business Day” shall mean any day other than a Saturday, Sunday or legal holiday recognized in the State of Utah.

“Cash” shall mean lawful currency of the United States of America (including wire transfers, cashier’s checks drawn on a bank insured by the Federal Deposit Insurance Corporation, certified checks and money orders).

“Causes of Action” shall mean, without limitation, any and all actions, causes of action, defenses, liabilities, obligations, rights, suits, debts, sums of money, damages, judgments, Claims or proceedings to recover money or property and demands of any nature whatsoever, whether known or unknown, in law, equity or otherwise, including, without limitation, Avoidance Actions.

“Claim” shall mean a claim against a Person or its property as defined in Section 101(5) of the Bankruptcy Code, including, without limitation, (i) any right to payment, whether or not such right is reduced to judgment, and whether or not such right is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) any right to an equitable remedy for breach of performance, if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, or is fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

“Class” shall mean those classes designated in Article III of this Plan.

“Confirmation Date” shall mean the date on which the clerk of the Bankruptcy Court enters the Confirmation Order on the docket in the Bankruptcy Case.

“Confirmation Order” shall mean the order of the Bankruptcy Court confirming the Plan pursuant to the provisions of the Bankruptcy Code, and any supplementary orders of the Bankruptcy Court issued in furtherance of the Plan.

“Contingent or Unliquidated Claim” shall mean any Claim for which a proof of claim has been filed with the Bankruptcy Court but which was not filed in a sum certain, or which has not occurred and is dependent upon a future event that has not occurred or may never occur, and which has not been Allowed.

“Debtor” shall mean Pacific WebWorks, Inc.

“Disclosure Statement” shall mean the disclosure statement relating to the Plan, including, without limitation, all exhibits and schedules thereto, in the form approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code.

“Disputed Claim” shall mean:

(a) if no proof of claim relating to a Claim has been filed, a claim that is listed in the Schedules as unliquidated, disputed or contingent; or

(b) if a proof of claim relating to a Claim has been filed, a Claim as to which a timely objection or request for estimation, or request to equitably subordinate or otherwise limit recovery in accordance with the Bankruptcy Code and the Bankruptcy Rules, has been made, or which is otherwise disputed by the Debtor, or the Liquidating Trustee in accordance with applicable law, which objection, request for estimation, action to limit recovery or dispute has not been withdrawn or determined by Final Order; or

(c) a Claim which is a Contingent or Unliquidated Claim.

“Disputed Claim Amount” shall mean the amount set forth in the proof of claim relating to a Disputed Claim or an amount estimated pursuant to an order of the Bankruptcy Court in respect of a Disputed Claim in accordance with Section 502(c) of the Bankruptcy Code.

“Disputed Claims Reserve” shall have the meaning set forth in Section 6.4 hereof.

“Distribution Record Date” shall mean the Confirmation Date.

“Effective Date” shall mean the date which is 30 days after the Confirmation Date, or if such date is not a Business Day, the next succeeding Business Day; provided, however, that if, as of such date, all conditions precedent to the occurrence of the Effective Date set forth in Section 9.1 of the Plan have not been satisfied or waived, then the first Business Day immediately following the day upon which all such conditions have been satisfied or waived.

“Equity Interest” shall mean the interest of any holder of any stock in the Debtor, and any and all options, warrants and rights, contractual or otherwise, to acquire any stock in the Debtor, as such interests exist immediately prior to the Effective Date.

“Estate” shall mean the estate created in the Bankruptcy Case pursuant to Section 541 of the Bankruptcy Code.

“Final Order” shall mean an order or judgment which has not been reversed, stayed, modified or amended and, as to which (i) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for certiorari, review or rehearing is pending, or (ii) if appeal, review, reargument or certiorari of the order has been sought, the order has been affirmed or the request for review, reargument or certiorari has been denied and the time to seek a further appeal, review, reargument or certiorari has expired, and as a result of which such order shall have become final and nonappealable in accordance with applicable law; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order shall not cause such order not to be a Final Order.

“General Unsecured Claim” shall mean a Claim that is not entitled to priority of payment under Section 507 of the Bankruptcy Code.

“Initial Distribution Date” shall mean the date that is 30 days after the Effective Date, or the next succeeding Business Day if such thirtieth day is not a Business Day.

“Liquidating Trust” shall mean the Liquidating Trust Agreement attached to this Plan as Exhibit 1.

“Liquidating Trustee” shall mean Gil A. Miller, in his capacity as the Liquidating Trustee under the Liquidating Trust, and any successor trustee appointed pursuant to this Plan.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated association or organization, Governmental Unit or political subdivision thereof.

“Petition Date” shall mean February 23, 2016.

“Plan” shall mean this Plan of Liquidation Under Chapter 11 of the Bankruptcy Code, including, without limitation, the exhibits, supplements, appendices and schedules hereto, either in their present form or as the same may be altered, amended or modified from time to time.

“Priority Claims” shall mean any and all Claims (or portions thereof), if any, entitled to priority under Section 507(a) of the Bankruptcy Code other than Administrative Expense Claims.

“Priority Tax Claims” shall mean any Claim of a Governmental Unit entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

“Pro Rata” shall mean a proportionate share of the total distribution made at any particular time under this Plan to the holders of Allowed Claims in a Class, such that the ratio of the consideration distributed on account of an Allowed Claim in a Class to the amount of such Allowed Claim is the same as the ratio of the amount of the consideration distributed on account of all Allowed Claims in such Class to the total of all Allowed Claims in such Class.

“Professionals” shall mean (i) those Persons employed pursuant to an order of the Bankruptcy Court in accordance with Sections 327 or 1103 of the Bankruptcy Code and to be compensated for services pursuant to Sections 327, 328, 329, 330 and 331 of the Bankruptcy Code, or (ii) those Persons for which compensation and reimbursement is allowed by the Bankruptcy Court pursuant to Section 503(b)(4) of the Bankruptcy Code.

“Schedules” shall mean the schedules of assets and liabilities, the list of holders of interests and the statements of financial affairs filed by the Debtor under Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as such schedules, lists and statements have been or may be supplemented or amended from time to time.

“Trust Assets” shall have the meaning ascribed that term in the Liquidating Trust.

“Unsecured Distribution Amount” shall mean the amount, as determined from time to time by the Liquidating Trustee, available for distributions to holders of General Unsecured Claims, after payment or reserve is made for distributions to holders of Claims in Class 1, and after reserving a sufficient amount, as determined by the Liquidating Trustee, sufficient to satisfy existing and anticipated fees and expenses of Professionals, and to establish reserves, as necessary, for distributions to holders of Disputed General Unsecured Claims.

ARTICLE II TREATMENT OF ALLOWED ADMINISTRATIVE EXPENSE CLAIMS AND ALLOWED PRIORITY TAX CLAIMS

2.1 Non-Classification. As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims are not classified for the purposes of voting on, or receiving distributions under, the Plan. All such Claims are instead treated separately in accordance with the terms in this Article II.

2.2 Administrative Expense Claims.

(a) General. Except as otherwise agreed to by the Debtor and the holder of an Allowed Administrative Expense Claim, each such holder shall be paid in full in Cash on the later of (i) the date such Allowed Administrative Expense Claim becomes due in accordance with its terms, and (ii) the Effective Date. If the Debtor disputes any portion of an Administrative Expense Claim, the Debtor shall pay such Claim within 30 days after the entry of a Final Order with respect to the allowance of such disputed Administrative Expense Claim.

(b) U.S. Trustee’s Fees. The United States Trustee’s quarterly fees shall be paid in full without prior approval pursuant to 28 U.S.C. § 1930 on or before the Effective Date.

(c) Professional Compensation and Expense Reimbursement Claims.

(1) Each Professional may request that its fees and expenses be paid in accordance with the procedures set forth in the order of the Bankruptcy Court approving the Disclosure Statement. Such Professional shall file a final application for the allowance of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date within thirty days of the Effective Date. Any award granted by the Bankruptcy Court shall be paid (i) within ten days of the entry of the order of the Bankruptcy Court approving such award, unless a stay is obtained, or (ii) upon such other terms as may be mutually agreed upon between such holder of an Allowed Administrative Expense Claim and the Debtor.

(2) All fees and expenses of Professionals for services rendered after the Effective Date in connection with the Bankruptcy Cases and the Plan (including those of on behalf of the Liquidating Trustee), shall be paid by the Liquidating Trustee subject to the terms and procedures specified in the Liquidating Trust, without the need for further Bankruptcy Court authorization or entry of a Final Order.

2.3 Priority Tax Claims. At the sole election of the Liquidating Trustee, each holder of an Allowed Priority Tax Claim shall be paid either (i) upon such terms as may be agreed to between the Debtor and such holder of an Allowed Priority Tax Claim, or (ii) in full in Cash on the later of the Effective Date or the date that such Allowed Priority Tax Claim would have been due if the Bankruptcy Case had not been commenced.

ARTICLE III CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

Claims, other than Administrative Expense Claims and Priority Tax Claims, shall be classified for all purposes, including voting on, confirmation of, and distribution pursuant to the Plan, as follows:

Class 1 – Priority Claims. Class 1 shall consist of all Allowed Priority Claims.

Class 2 – General Unsecured Claims. Class 2 shall consist of all Allowed General Unsecured Claims.

Class 3 – Equity Interests. Class 3 shall consist of all Equity Interests in the Debtor.

ARTICLE IV TREATMENT OF CLAIMS AND EQUITY INTERESTS

4.1 Class 1 - Priority Claims

(a) Impairment and Voting. Class 1 is impaired under the Plan. Holders of Class 1 Claims shall be entitled to vote to accept or reject the plan.

(b) Distributions. The Liquidating Trustee shall pay Holders of Class 1 Claims in full satisfaction of their Claims 100% of the principal amount of their Claims on the Initial Distribution Date.

4.2 Class 2 - General Unsecured Claims

(a) Impairment and Voting. Class 2 is impaired under the Plan. Holders of Class 2 Claims shall be entitled to vote to accept or reject the Plan.

(b) Distributions. The Liquidating Trustee shall pay Holders of Class 2 Claims in full satisfaction of their Claims (i) 80% of the amount of their Allowed General Unsecured Claims, in Cash, on the Initial Distribution Date; and (ii) subsequent distribution(s) of a Pro Rata share of the Unsecured Distribution Amount.

(c) Transferees of Claims. In the event that a Person has become the transferee of an Allowed General Unsecured Claim after the Petition Date and before the date set by the Court for determining the identity of the holders of Claims entitled to vote on the Plan, such transferee shall be entitled to a separate vote pursuant to this Section for each such Allowed General Unsecured Claim. In the event that a person or entity has become the transferee of an Allowed General Unsecured Claim after the Petition Date and before the Distribution Record Date, such transferee shall be entitled to a distribution pursuant to this Section for each such Allowed General Unsecured Claim.

4.3 Class 3 – Equity Interests in the Debtor

(a) Impairment. Class 3 is impaired under the Plan. In the event that the Liquidating Trustee can pay in full 100% of Allowed General Unsecured Claims, then the Liquidating Trustee shall make a final, Pro Rata distribution of remaining funds on hand to holders of Equity Interests.

(b) Voting. Each holder of an Equity Interest in the Debtor shall be entitled to vote to accept or reject the Plan.

ARTICLE V MEANS FOR EXECUTION OF THE PLAN

5.1 Administration of the Estate. The Liquidating Trustee shall administer the Estate after consummation of the Plan. The Liquidating Trustee shall hold all rights, powers, and duties of a trustee of the Estate under Chapter 11 of the Bankruptcy Code. The Liquidating Trustee shall jointly reduce all property of the Estate and Causes of Action to Cash, and distribute such Cash pursuant to the provisions of this Plan. The Liquidating Trustee shall use such Cash to pay the holders of Claims until such Cash is exhausted. The Liquidating Trustee shall not be obligated to obtain a bond but may do so, in his reasonable business judgment, in which case the expense incurred by such bonding shall be paid by the Liquidating Trust.

5.2 Vesting of Property. On the Effective Date, the Trust Assets, without any further act or deed of the Liquidating Trustee, or the Bankruptcy Court, shall be transferred from the Debtor to the Liquidating Trust, free and clear of all liens, Claims and interests, and shall become the corpus of the Liquidating Trust. On and after the Effective Date, the Debtor shall execute and deliver such instruments and other documents as are necessary, appropriate or deemed advisable by the Liquidating Trustee, to transfer title to the Trust Assets to the Liquidating Trust. In the event that the Case is converted to a case under Chapter 7 of the Bankruptcy Code, the Trust Assets shall re-vest in the Chapter 7 estate.

5.3 Liquidation of Remaining Property of Estates. Following the Effective Date, the Liquidating Trustee shall conduct an orderly liquidation of the remaining property of the consolidated Estate consistent with the terms of the Plan and the Liquidating Trust.

5.4 Sucessor Trustee. In the event that the Liquidating Trustee resigns, becomes incapacitated, is disqualified, dies, or becomes otherwise unable or unwilling to continue to serve in such capacity, then the Court shall appoint a successor Liquidating Trustee upon motion of any interested party and notice to all creditors on the Debtor’s Bankruptcy Court approved limited mailing matrix. If no interested party files such a motion within thirty days of the event requiring a successor trustee, then the Office of the United States Trustee shall appoint a successor trustee(s), subject to a motion and notice to all creditors on the Debtor’s Bankruptcy Court approved limited mailing matrix. Any such successor trustee(s) must be “disinterested” as defined under § 101(14) of the Bankruptcy Code.

5.5 Liquidating Trust. The Liquidating Trust is incorporated herein by reference. The Liquidating Trust shall be established for and on behalf of Holders of Allowed Claims and shall be treated for federal income tax purposes as a grantor trust with the Debtor being the grantor.

5.6 Employment of Professionals. The Liquidating Trustee may employ attorneys, accountants, or other professionals as he may deem appropriate and pay such professionals reasonable fees and expenses. Professionals employed by the Liquidating Trustee shall not be subject to Bankruptcy Court approval, and their compensation shall not be subject to Bankruptcy Court approval, except as provided in this paragraph. Provided, however, that upon written request the Liquidating Trustee shall provide invoices for the post-confirmation services of professionals to the Office of the United States Trustee or requesting creditors.

5.7 Compensation of Liquidating Trustee. The Liquidating Trustee shall receive compensation for his post-confirmation services at the rate of $380 per hour, subject to normal periodic increases. Post-confirmation Compensation of the Liquidating Trustee shall not be subject to approval of the Bankruptcy Court, and shall be paid in the ordinary course. Provided, however, that upon request the Liquidating Trustee shall provide invoices for his post-confirmation services to the Office of the United States Trustee.

5.8 Termination of Liquidating Trust. Upon liquidation of all Trust Assets, payment of all fees, expenses and taxes of the Liquidating Trust, and final distributions to Holders of Claims and potentially to Holders of Equity Interests, the Liquidating Trust and the responsibilities of the Liquidating Trustee shall terminate.

5.9 Destruction of Books and Records. Upon termination of the Liquidating Trust, the Liquidating Trustee may, without further order of the Bankruptcy Court, but subject to any applicable non-bankruptcy law relating to the retention of books and records, may destroy any books and records that the Liquidating Trustee determines are no longer necessary for the implementation of the Plan.

ARTICLE VI IMPLEMENTATION OF THE PLAN

6.1 Method of Distributions Under the Plan.

(a) In General. Subject to Bankruptcy Rule 9010, all distributions under the Plan to be made by the Liquidating Trustee to the holder of each Allowed Claim shall be mailed by first class mail, postage prepaid, to the address of such holder as listed on the Schedules as of the Distribution Record Date, unless the Liquidating Trustee has been notified in writing of a change of address, including, without limitation, by the filing of a proof of claim or notice of transfer of claim filed by such holder that provides an address for such holder different from the address reflected on the Schedules. The Liquidating Trustee shall have no obligation to locate such holders whose distributions or notices are properly mailed but nevertheless returned. In the event that distributions are made to Class 3 Interest Holders, the Liquidating Trustee shall make reasonable efforts to locate such holders whose addresses are not included on the List of Equity Security Holders currently on file with the Court. In the event that the Liquidating Trustee cannot locate such holders, the Cash that would otherwise be distributed to such holders shall be donated to a charitable organization which is a qualified tax exempt entity under Internal Revenue Code § 501(c)(3).

(b) Form of Distributions. Any payment of Cash made by the Liquidating pursuant to the Plan shall be made by check; provided however, that after the occurrence of the Effective Date, the Liquidating Trustee is not obligated to make any Cash payment under the Plan unless the payment exceeds ten dollars ($10); provided further, that Cash equal to 100% of the distributions to which the holder of a Claim or Interest would be entitled under the Plan if the payment to such holder was less than or equal to ten dollars ($10) shall be maintained in a reserve (the “Small Payment Reserve”) for the benefit of such holder until an aggregate of at least ten dollars ($10) is payable to such holder and at such time the holder shall receive a payment equal to 100% of the distributions to which it would otherwise be entitled.

(c) Distributions to be on Business Days. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

(d) Distributions to Holders as of the Distribution Record Date. As of the close of business on the Distribution Record Date, the claims register shall be closed. The Liquidating Trustee shall have no obligation to recognize any transfer of any Claims occurring after the close of business on the Distribution Record Date, and shall instead be entitled to recognize and deal for all purposes under the Plan with only those holders of record as of the close of business on the Distribution Record Date.

(e) Donation of De Minimus Amounts. In the event that the Estate has been fully administered, and: (i) the Estate has Cash on hand in an amount such that the cost to make a distribution to creditors would equal or exceed the amount on hand for distribution; or (ii) the holder of a Claim or Interest has not reached the ten dollars ($10) minimum such that the Cash to pay its Claim or Interest remains in the Small Payment Reserve, the Liquidating Trustee may donate the Estate’s remaining Cash to a charitable organization which is a qualified tax exempt entity under Internal Revenue Code § 501(c)(3).

6.2 Objections to Disputed Claims. Any objections to Claims against the Estate may be prosecuted by the Liquidating Trustee, or any other party in interest. Except as otherwise provided by order of the Bankruptcy Court, the Liquidating Trustee, or any other party in interest may file an objection to any Claim until 180 days after the Effective Date.

6.3 Estimation of Claims. The Liquidating Trustee may, at any time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to Section 502(c) of the Bankruptcy Code, and the Bankruptcy Court shall have jurisdiction to estimate such Claim at any time, including, without limitation, during litigation concerning such Claim or an objection to such Claim. The Liquidating Trustee shall be entitled to request that the Bankruptcy Court determine either the Allowed amount of such Claim or a maximum limitation on such Claim. If the Bankruptcy Court determines the maximum limitation of such Claim, such determination shall not preclude the Liquidating Trustee from pursuing any additional proceedings to object to any ultimate payment of such Claim. If the Bankruptcy Court determines the Allowed amount of such Claim, the amount so determined shall be deemed the amount of the Disputed Claim for all purposes under this Plan. All such proceedings are cumulative and not exclusive remedies.

6.4 Disputed Claims Reserve.

(a) Establishment. The Liquidating Trustee shall maintain a reserve (the “Disputed Claims Reserve”) equal to 100% of the distributions to which holders of Disputed Claims would be entitled under the Plan if such Disputed Claims were Allowed Claims or such lesser amount as required by a Final Order.

(b) Distributions Upon Allowance of Disputed Claims. The holder of a Disputed Claim that becomes an Allowed Claim subsequent to the Initial Distribution Date shall receive distributions of Cash from the Disputed Claims Reserve as soon as practical following the date on which such Disputed Claim becomes an Allowed Claim pursuant to a Final Order. Such distributions shall be made in accordance with the Plan based upon the distributions that would have been made to such holder under the Plan if the Disputed Claim had been an Allowed Claim on or prior to the Initial Distribution Date. No holder of a Disputed Claim shall have any claim against the Disputed Claims Reserve or the Liquidating Trustee with respect to such Claim until such Disputed Claim shall become an Allowed Claim, and no holder of a Disputed Claim shall have any right to interest on such Disputed Claim.

6.5 Reversion of Unclaimed Checks and Disputed Claims Reserve; Deemed Waiver of Claims by Failure to Negotiate Distribution Check. The following amounts shall revert and be vested in the Estate free and clear of any claim or interest of any holder of a Claim under the Plan: (i) the amount of any checks issued for distributions under the Plan that remain uncashed for a period of ninety days after the date of such distribution, and (ii) to the extent that a Disputed Claim is not Allowed or becomes an Allowed Claim in an amount less than the Disputed Claim Amount, the excess of the amount of Cash in the Disputed Claims Reserve attributable to such Disputed Claim over the amount of Cash actually distributed on account of such Disputed Claim. In addition, if any Holder of a Claim fails to negotiate a check issued for distribution under the Plan for a period of ninety days after such distribution, then such Holder shall be deemed to have waived its Claim and the Liquidating Trustee shall make no further distributions to such Holder under the Plan.

6.6 Retention and Preservation of Claim Objections and Causes of Action. Pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, upon entry of the Confirmation Order, the Liquidating Trustee’s rights to object to all Claims and Interests asserted against the Estate and all of the Debtor’s or Estate’s Causes of Action, including without limitation: (1) preference actions under Section 547 of the Bankruptcy Code; (2) Causes of Action asserted in any adversary proceeding which is pending as of the Confirmation Date; (3) all Claims and Causes of Action disclosed in the Schedules which are incorporated herein by reference; and (4) any and all other Claims and Causes of Action that the Debtor holds preconfirmation, including, but not limited to, Claims for unpaid accounts receivable and fraudulent transfer, shall vest in the Estate.

Unless a Claim or Cause of Action against any Person is expressly waived or released in the Plan or any Final Order of the Bankruptcy Court, the Estate expressly reserve such Claim or Cause of Action for later adjudication (including without limitation, Claims and Causes of Action not specifically identified or which the Liquidating Trustee may presently be unaware or which may arise or exist by reason of additional facts or circumstances unknown to the Liquidating Trustee at this time or facts and circumstances which may change or be different from those which the Liquidating Trustee now believe to exist) and, therefore, no preclusion doctrine, including without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claims preclusion, waiver, estoppel (judicial, equitable, or otherwise) or laches shall apply to such Claims or Causes of Action upon or after the confirmation or consummation of the Plan based on the Disclosure Statement, the Plan, or the Confirmation Order, except where such Claims or Causes of Action have been expressly released in the Plan or any other Final Order of the Bankruptcy Court.

ARTICLE VII VOTING ON THE PLAN

7.1 Voting of Claims. Each holder of an Allowed Claim in an impaired Class which retains or receives property under the Plan shall be entitled to vote separately to accept or reject the Plan and indicate such vote on a duly executed and delivered ballot as provided in such order as is entered by the Bankruptcy Court establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.

7.2 Nonconsensual Confirmation. If any impaired Class entitled to vote shall not accept the Plan by the requisite statutory majorities provided in Sections 1126(c) or 1126(d) of the Bankruptcy Code, as applicable, or if any impaired class is deemed to have rejected the Plan, the Debtor reserves the right (i) to confirm the Plan under Section 1129(b) of the Bankruptcy Code, and (ii) to amend the Plan in accordance with Section 11.6 hereof to the extent necessary to obtain entry of a Confirmation Order.

ARTICLE VIII EXECUTORY CONTRACTS AND UNEXPIRED LEASES

8.1 Executory Contracts and Unexpired Leases. On the Effective Date, all executory contracts and unexpired leases to which the Debtor is a party shall be deemed rejected as of the Effective Date, except for an executory contract or unexpired lease that (i) has been assumed or rejected pursuant to a Final Order of the Bankruptcy Court entered before the Effective Date or (ii) is the subject of a separate motion to assume or assign or reject filed under Section 365 of the Bankruptcy Code by the Debtor before the Effective Date.

8.2 Approval of Rejection of Executory Contracts and Unexpired Leases. Entry of the Confirmation Order shall constitute the approval, pursuant to Section 365(a) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected as of the Effective Date of the Plan.

8.3 Rejection Damage Claims. If the rejection of an executory contract or unexpired lease by the Debtor pursuant to this Article VIII results in a Claim for damages to the other party or parties to such contract or lease, any Claim for such damages, if not heretofore evidenced by a filed proof of claim, shall be forever barred and shall not be enforceable against the Estate, or their respective properties or agents, successors, or assigns, unless a proof of claim is filed with the Bankruptcy Court and served on the Liquidating Trustee on or before 30 days following the Confirmation Date. Unless otherwise ordered by the Bankruptcy Court or provided in the Plan, all such Claims for which proofs of claim are timely filed will be treated as General Unsecured Claims subject to the provisions of the Plan. The Liquidating Trustee shall have the right to object to any such rejection damage claims filed in accordance with this Section.

ARTICLE IX CONDITIONS PRECEDENT TO EFFECTIVE DATE

9.1 Conditions Precedent to Effectiveness. The Plan shall not become effective, and the Effective Date shall not occur, unless and until the following conditions shall have been satisfied or waived:

(a) the Confirmation Order, in form and substance reasonably acceptable to the Debtor, shall have been entered by the Bankruptcy Court and shall have become a Final Order;

(b) all actions, other documents and agreements necessary to implement the Plan shall have been executed, delivered and, if necessary, properly recorded, and shall have become effective;

(c) the Estate shall have sufficient Cash to meet all Cash funding obligations under the Plan required to be made on the Effective Date and the Initial Distribution Date.

9.2 Failure of Conditions Precedent. Notwithstanding anything in this Plan to the contrary, the conditions set forth in Section 9.1 above must be satisfied or waived on or before December 5, 2016. In the event that the conditions set forth in Section 9.1 above are not satisfied on or before December 5, 2016, then the Plan shall be deemed revoked and withdrawn, the Confirmation Order shall be deemed vacated, and Section 11.8 of the Plan shall apply.

9.3 Waiver of Conditions. The Debtor may waive one or more of the conditions precedent to the effectiveness of the Plan set forth in Section 9.1 above, except that the Debtor may not waive the condition that the Estate will have sufficient Cash to meet all payment and funding obligations under the Plan on the Effective Date and the Initial Distribution Date.

ARTICLE X RETENTION OF JURISDICTION

10.1 Retention of Jurisdiction. After the Effective Date, the Bankruptcy Court shall have exclusive jurisdiction of the following specified matters arising out of, and related to, the Bankruptcy Cases and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code:

(a) to hear and determine any and all objections to the allowance of any Claims or any controversies as to the classification of any Claims or estimate any Disputed Claim;

(b) to hear and determine any and all applications by Professionals for compensation and reimbursement of expenses;

(c) to hear and determine any and all pending applications for the rejection or assumption of executory contracts and unexpired leases, and fix and allow any Claims resulting therefrom;

(d) to enforce the provisions of the Plan subject to the terms thereof;

(e) to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or in the Confirmation Order as may be necessary to carry out the purpose and the intent of the Plan;

(f) to determine any Claim or liability to a Governmental Unit which may be asserted as a result of the transactions contemplated herein;

(g) to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code; and

(h) to determine such other matters as may be provided for in the Confirmation Order.

ARTICLE XI MISCELLANEOUS

11.1 Continuation of Injunctions or Stays Until Effective Date. All injunctions or stays provided for in the Bankruptcy Cases under Sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

11.2 Injunction Relating to the Plan. As of the Effective Date, all Persons are hereby permanently enjoined from commencing or continuing, in any manner or in any place, any action or other proceeding, whether directly, indirectly, derivatively or otherwise against the Debtor or its Estate, on account of, or respecting any Claims, debts, rights, Causes of Action or liabilities discharged or treated pursuant to the Plan, except to the extent expressly permitted under the Plan. Upon entry of the Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present, future, or former employees, agents, officers, directors, or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

11.3 Bar Date for Administrative Claims. All applications for allowance of Administrative Claims other than (a) fees and expenses of Professionals Allowed pursuant to an Order of the Bankruptcy Court, and (b) fees and charges assessed against the Estates pursuant to 28 U.S.C. § 1930, shall be filed not later than thirty days after the Effective Date. All Administrative Claims not filed within thirty days after the Effective Date shall be barred. The deadline in the preceding sentence shall be construed and have the same force and effect as a statute of limitations. The Liquidating Trustee shall provide notice to all creditors listed on the Bankruptcy Court approved limited mailing matrix of this bar date within ten days after the Effective Date. The Bankruptcy Court shall determine all Administrative Claims.

11.4 Default of Plan. In the event of any default of the provisions of this Plan, a creditor or party in interest aggrieved by such default may provide written notice to the Liquidating Trustee. The notice of default must describe with specificity the nature of the default alleged and the steps required to cure such default. The Liquidating Trustee shall have thirty days after receipt of notice of default to cure such default. If the default is not cured within thirty days after receipt of a notice of default, then a creditor or party in interest aggrieved by such default may apply to the Bankruptcy Court to compel compliance with the applicable provisions of the Plan. The Bankruptcy Court, after notice and a hearing, shall determine whether a default occurred, and if a default occurred, whether such default has been cured. Upon finding a material default, the Bankruptcy Court may issue such orders as may be appropriate, including an order compelling compliance with the pertinent provisions of the Plan or an order converting the case to one under Chapter 7 of the Bankruptcy Code.

11.5 Setoffs. Except as otherwise provided in this Plan, nothing contained in this Plan shall constitute a waiver or release by the Estate of any rights of setoff the Estate may have against any Person.

11.6 Amendment or Modification of the Plan. Alterations, amendments or modifications of the Plan may be proposed in writing by the Debtor at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtor shall have complied with Section 1125 of the Bankruptcy Code. The Plan may be altered, amended or modified at any time before or after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of Sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under Section 1129 of the Bankruptcy Code. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder. The Debtor may, without notice to holders of Claims insofar as it does not materially and adversely affect the interests of any such holders, correct any defect or omission in this Plan and any exhibit hereto.

11.7 Severability. If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court may, upon the request of the Debtor, alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alternation or interpretation. The Confirmation Order shall constitute a judicial determination that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable according to its terms.

11.8 Revocation or Withdrawal of the Plan. The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any Claims by or against the Estate or any other Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Estates.

11.9 Binding Effect. The rights, duties and obligations of any Person named or referred to in this Plan shall be binding upon, and shall inure to the benefit of, the successors and assigns of such Person.

11.10 Notices. All notices, requests and demands to or upon the Liquidating Trustee shall only be effective if in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and confirmed, addressed as follows:

If to the Liquidating Trustee:

Gil A. Miller

Rocky Mountain Advisory

215 South State Street, Suite 550

Salt Lake City, Utah 84111

with a copy to:

George Hofmann

Cohne Kinghorn, P.C.

111 East Broadway, 11th Floor

Salt Lake City, Utah 84111

Tel: (801) 363-4300

Fax: (801) 363-4378

11.13 Governing Law. Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Utah, without giving effect to the principles of conflicts of law of such jurisdiction.

11.14 Post-Confirmation Fees, Reporting, and Final Decree. The Liquidating Trustee shall be responsible for the payment of any post-confirmation fees due pursuant to 28 U.S.C. §1930, including but not limited to quarterly fees owed to the Office of the United States Trustee, and the filing of post-confirmation reports, until a final decree is entered or the Case is converted to one under Chapter 7 of the Bankruptcy Code.

11.15 Headings. Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

11.16 Filing of Additional Documents. On or before substantial consummation of the Plan, Debtor or the Liquidating Trustee shall file with the Bankruptcy Court any agreements or other documents that may be necessary or appropriate to effectuate and further evidence the terms and conditions hereof.

11.17 Inconsistency. In the event of any inconsistency between the Plan and the Disclosure Statement, or any other instrument or document created or executed pursuant to the Plan, the terms of the Plan shall govern.

Dated: October 6, 2016

COHNE KINGHORN

A Professional Corporation

/s/ George Hofmann

GEORGE B. HOFMANN

STEVEN C. STRONG

JEFFREY L. TROUSDALE

Attorneys for the Debtor